LALITA, INC.
Balance Sheets
(Unaudited)

	December 31, 2017	December 31, 2016
ASSETS		
Cash and cash equivalents	$ 2,957	$ 27
Loan receivable from officer	5,015	-
Inventory	26,775	26,775
Total current assets	34,747	26,802
Machinery and Equipment	850	850
TOTAL ASSETS	$ 35,597	$ 27,652
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable and accrued liabilities	$ -	$ -
Total current liabilities	-	-
Commitments and contingencies	-	-
Common stock, no par value, 10,000 shares issued, 8,500 outstanding	-	-
Capital in excess of par value	119,639	77,051
Retained deficit	(84,042)	(49,399)
Total shareholders' equity	35,597	27,652
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 35,597	$ 27,652